EXHIBITI 23.1
CONSENT OF AMISANO HANSON AS AUDITOR

Terry Amisano Ltd.   Amisano Hanson
Kevin Hanson, CA, CPA (Nevada)   Chartered Accountants and
                                                      Certified Public Accountant

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We hereby consent to use, in the Form SB-2 for Mongolian Explorations Ltd. of our report dated January 15, 2004 relating to the December 31, 2003 financial statements of Mongolian Explorations Ltd., which appears in such Form.

/s/ Amisano Hanson
Amisano Hanson
Chartered Accountants and
Certified Public Accountant (Nevada)
Vancouver, Canada
January 20, 2004

750 West Pender Street, Suite 604   Telephone: 604-689-0188
Vancouver, Canada   Facsimile: 604-689-9773
V6C 2T7   E-Mail: amishan@telus.net